SOEFL INC.

112 NORTH CURRY STREET

CARSON CITY, NEVADA 89703

Tel (877) 685-1955

Fax (866) 334-2567

October 26 , 2009

Kevin Dougherty

United States Securities and Exchange Commission

Division of Corporate Finance

Tel 202-551-3271

Fax 703-813-6981

With a copy to:

Melissa Feider

United States Securities and Exchange Commission

Division of Corporate Finance

Tel 202-551-3379

Fax 202-772-9210

Re:

SOEFL, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Registration Statement on Form S-1 Filed March 23, 2009

File No. 333-158153

Dear Mr. Dougherty and Ms. Feider:

As I am in Southeast Asia and it takes approximately 4-5 weeks to receive mail from our offices in Nevada, could I ask that in addition to mailing your comments that you also fax a copy to our office at 866-334-2567. This would be greatly appreciated and would help me respond to you in a more timely manner.

Mr. Dougherty, on August 13, 2009, we received a verbal comment from your office that the financials filed with the Company’s Form S-1 Registration Statement had expired. We are therefore filing Amendment No. 4 to our Registration Statement on Form S-1 with updated financials for the period ended June 30, 2009. We have also updated all amounts which referenced March 31, 2009 to now reflect June 30, 2009 and have included both a recent legal opinion and consent to file from our new auditors (see below).

Ms. Feider, on September 1, 2009, we received a letter from your office that the Company’s Registration Statement on Form S-1 filed on March 23, 2009 included financial statements audited by Moore and Associates Chartered ("Moore"). You informed us that the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a PCAOB investigation. Therefore you requested that we amend our Registration Statement on Form S-1 to include the information required by Item 11(i) of Form S-1 and Item 304 of Regulation S-K and that we disclose the above information about Moore and that we may not include Moore’s audit reports or consents in our filings with the Commission which filings are made on or after August 27, 2009. We are therefore filing Amendment No. 4 to our Form S-1 Registration Statement and we address your comments in this latest filing.

Sincerely,

/s/ Ratree Yabamrung

Ratree Yabamrung, President